BD 7/7

SECURITIES AND EXCHANGE COMMISSION

06009143

SEC MAIL PROCESSING SECTION RECEIVED MAY 24 2006 WASH. D.C. 190

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AB 7/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific International Securities (U.S.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 - 666 Burrard Street
(No. and Street)

Vancouver (City) British Columbia (State) V6C 3N1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Andrew Murray (604) 664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

Suite 1600 - 333 Seymour Street (Address) Vancouver (City) British Columbia (State) V6B 0A4 (Zip Code)

PROCESSED JUL 10 2006 THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/8/06

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific International Securities (U.S.) Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

Pacific International Securities (U.S.) Inc.

Annual Audited Report

March 31, 2006

Grant Thornton

Pacific International Securities (U.S.) Inc.

Financial Statements

March 31, 2006

(U.S. Dollars)

Grant Thornton

Contents

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

Auditors' Report

To the Shareholder of
Pacific International Securities (U.S.) Inc.

We have audited the statement of financial condition of Pacific International Securities (U.S.) Inc. as at March 31, 2006 and the statements of income, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2006 and the results of its operations and changes in financial condition for the year then ended in accordance with Canadian generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The prior year financial statements were audited by another firm of chartered accountants, who issued their opinion on April 27, 2005.

Grant Thornton LLP

Vancouver, Canada
May 12, 2006

Chartered Accountants

Grant Thornton Place
Suite 1600
333 Seymour Street
Vancouver, British Columbia
V6B 0A4
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
W www.GrantThornton.ca

Pacific International Securities (U.S.) Inc.
Statement of Financial Condition

March 31 (U.S. Dollars)	2006	2005
Assets		
Current		
Cash	$ **1,996,917**	$ 2,366,416
Accounts receivable (Note 5)	**160,657**	210,315
Due from clients	**1,301,446**	-
Due from broker and dealer (Note 5)	**334,865**	387,179
Income taxes receivable	**256,329**	-
	$ **4,050,214**	$ 2,963,910
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **23,099**	$ 8,512
Due to clients	**334,865**	387,179
Due to broker and dealer (Note 5)	**1,301,446**	-
Income taxes payable	**-**	234,957
	1,659,410	630,648
Stockholder's Equity		
Common stock (Note 4)	**1,225,100**	1,225,100
Retained earnings	**1,165,704**	1,108,162
	2,390,804	2,333,262
	$ **4,050,214**	$ 2,963,910

On behalf of the Board

__________ Director __________ Director

See accompanying notes to the financial statements.

Pacific International Securities (U.S.) Inc.
Statement of Income

Year Ended March 31
(U.S. Dollars)

	2006	2005
Income		
Institutional sales	$ 1,990,775	$ 1,641,368
Private placements	1,235,014	1,333,822
Interest	46,449	28,078
Other	85,701	154,109
	3,357,939	3,157,377
Variable compensation	1,250,434	1,186,748
Contribution to overhead	2,107,505	1,970,629
Expenses		
Advertising, entertainment and promotion	10,038	1,640
Audit and legal	37,986	50,418
Clearing fees (Note 5)	243,560	239,079
Data processing	33,484	32,337
Memberships	18,517	25,251
Miscellaneous	15,947	3,910
Postage, stationery and office	1,463	4,789
Premises rental (Note 5)	53,330	49,877
Research fees (Note 5)	281,083	234,860
Trading fees (Note 5)	80,309	64,596
	775,717	706,757
Income before income taxes	1,331,788	1,263,872
Income taxes	274,246	293,219
Net income	$ 1,057,542	$ 970,653

See accompanying notes to the financial statements.

Pacific International Securities (U.S.) Inc.
Statement of Changes in Financial Condition

Year Ended March 31 (U.S. Dollars)	2006	2005
Cash derived from (applied to)		
Operating		
Net income	$ 1,057,542	$ 970,653
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable	49,658	(187,115)
(Increase) decrease in amounts due from clients	(1,301,446)	763,242
Decrease in amounts due from broker and dealer	52,314	80,136
Increase (decrease) in accounts payable and accrued liabilities	14,587	(7,389)
Decrease in amounts due to clients	(52,314)	(80,136)
Increase (decrease) in amounts due to broker and dealer	1,301,446	(763,242)
(Decrease) increase in income taxes payable	(491,286)	164,357
	630,501	940,506
Financing		
Dividends	(1,000,000)	-
Net (decrease) increase in cash	(369,499)	940,506
Cash, beginning of year	2,366,416	1,425,910
Cash, end of year	$ 1,996,917	$ 2,366,416

Supplementary cash flow information		
Interest recovered	$ (46,449)	$ (28,078)
Income taxes	671,409	128,862
	$ 624,960	$ 100,784

See accompanying notes to the financial statements.

Pacific International Securities (U.S.) Inc.
Statement of Changes in Stockholder's Equity

Year Ended March 31, 2006
(U.S. Dollars)

	Common Stock			
	Shares	Amount	Retained Earnings	Total
Balance, March 31, 2004	1,225,100	$ 1,225,100	$ 137,509	$ 1,362,609
Net income, year ended March 31, 2005	-	-	970,653	970,653
Balance, March 31, 2005	**1,225,100**	**1,225,100**	**1,108,162**	**2,333,262**
Net income, year ended March 31, 2006	-	-	**1,057,542**	**1,057,542**
Dividends	-	-	**(1,000,000)**	**(1,000,000)**
Balance, March 31, 2006	**1,225,100**	**$ 1,225,100**	**$ 1,165,704**	**$ 2,390,804**

See accompanying notes to the financial statements.

1. Nature of operations

Pacific International Securities (U.S.) Inc. (the "company") is a broker/dealer registered under the Securities Exchange Act of 1934 and incorporated under the laws of the Province of British Columbia, Canada on January 13, 2003.

The company became a registrant with the National Association of Securities Dealers, Inc. (the "NASD") on December 2, 2003.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Revenue recognition

Institutional sales revenue consists of revenue generated through commission-based brokerage services provided to institutional clients, recognized on a settlement date basis.

Private placements revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Interest revenue consists of amounts earned paid on cash deposited in bank accounts. The interest is recognized as it is earned.

Other revenue consists primarily of foreign exchange gains from the conversion of monetary asset holdings to United States dollars.

Foreign currency translation

Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction date. Gains and losses from currency translations are included in the determination of earnings for the year.

Marketable securities transactions

Marketable securities transactions processed on behalf of the company's clients and the related revenues and expenses are recorded on a settlement date basis.

3. Financial instruments

In the normal course of business the company is exposed to credit risk, market risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

(a) Credit risk

The company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the company. To minimize its exposure, the company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and limits the total value of transactions with specific counterparties.

(b) Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The company is exposed to market risk as a result of its dealing in equity securities. The company mitigates its market risk exposure through controls to limit the concentration levels and capital usage within its accounts.

(c) Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in losses. The company hedges its exposure to U.S. dollar foreign exchange risk but does not hedge its exposure to Canadian dollar foreign exchange risk.

(d) Fair value of financial assets and liabilities

The company's financial instruments consist of cash, due from (to) clients, due from (to) broker and dealer, accounts receivable, accounts payable and accrued liabilities and income taxes payable. The fair value of these financial instruments approximates their carrying values. It is management's opinion that the company is not exposed to significant interest or credit risks arising from these financial instruments.

4. Capital stock	2006	2005
Authorized:		
100,000,000 common shares without par value		
Issued:		
1,225,100 common shares	$ **1,225,100**	$ 1,225,100

(U.S. Dollars)

5. Related party transactions

During the year the company paid $604,952 (2005: $538,535) in clearing, research, and trading fees and $53,330 (2005: $49,877) in premises rental to its parent company, Pacific International Securities Inc.

At March 31, 2006, amounts due from broker and dealer include $334,865 (2005: $387,179) and $1,301,446 (2005: $Nil) respectively due to Pacific International Securities Inc.

At March 31, 2006, accounts receivable include $144,306 (2005: $194,658) due from Pacific International Securities Inc.

6. Concentrations

For the year ended March 31, 2006, three (2005: three) customers each of whom accounted for more than 10% of the company's commission and private placement revenue, accounted for approximately $2,020,920 (2005: $2,211,642) of commission and private placement revenue.

7. Net capital requirements

The company is subject to the securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital.

Pacific International Securities (U.S.) Inc. follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires it to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness (one-eighth of aggregate indebtedness in its first year of operations). The company had net capital at March 31, 2006 of $1,872,537 (2005: $2,039,878) representing an excess of $1,761,910 (2005: $1,939,878) over the required minimum of $110,627 (2005: $100,000).

8. Income tax

Under the International Financial Activity Act of the province of British Columbia certain operations of the company qualify as prescribed activities for provincial tax relief thereby reducing the applicable statutory rate.

Pacific International Securities (U.S.) Inc.

Schedule 1

Focus Report - Part IIA - Computation of Net Capital

As of March 31, 2006
(U.S. Dollars)

Firm ID: 127404

1		Total ownership equity (o/e)	$ 2,390,804
2		Deduct o/e not allowable for net capital	-
3		Total o/e qualified for net capital	2,390,804
4		Add:	
	A	Allowable subordinated liabilities	-
	B	Other deductions or credits	
		Description	
		NASD Rule 3020(b)(2)	(72,370)
5		Total capital and allowable subloans	2,318,434
6		Deductions and/or charges	
	A	Total non-allowable assets	(445,897)
	B	Secured demand note deficiency	-
	C	Cap charges for spot and commodity futures	-
	D	Other deductions and/or charges	-
7		Other additions and/or allowable credits	
		Description	
			-
8		Net capital before haircuts	1,872,537
9		Haircuts on securities:	
	A	Contractual commitments	-
	B	Subordinated debt	-
	C	Trading and investment sec:	
	1	Exempted securities	-
	2	Debt securities	-
	3	Options	-
	4	Other securities	-
	D	Undue concentration	-
	E	Other	
		Description	
			-
10		Net capital	$ 1,872,537

Focus Report - Part IIA - Computation of Net Capital

As of March 31, 2006
(U.S. Dollars) Firm ID: 127404

11	Minimum net capital required (based on aggregate indebtedness)	$ **110,627**
12	Minimum dollar requirement	$ **100,000**
13	Net capital requirement (greater of line 11 or 12)	$ **110,627**
14	Excess net capital	$ **1,761,910**
15	Excess net capital @ 1000% (net capital - 10% of AI)	$ **1,706,596**

Computation of aggregate indebtedness

16	Total AI liability from statement of financial condition	$ **1,659,410**
17	Add:	
A	Drafts for immediate credit	**-**
B	Market value of sec borrowed where no equivalent value is paid or credited	**-**
C	Other unrecorded amounts Description	**-**
19	Total aggregate indebtedness	$ **1,659,410**
20	Ratio of AI/NC	**89%**
29	Percentage of debt to debt equity	**0%**

Pacific International Securities (U.S.) Inc.
Other Representations

As of March 31, 2006
(U.S. Dollars)

Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2006. Pacific International Securities (U.S.) Inc. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2006. Pacific International Securities (U.S.) Inc. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2006. There have been no material inadequacies found to exist since the date of the last annual audit.

Pacific International Securities (U.S.) Inc.

Schedule 3

Reconciliation of Computation of Net Capital

As of March 31, 2006
(U.S. Dollars)

Firm ID: 127404

Net capital per firm (per March 31, 2006 focus report submitted April 25, 2006)	$	**1,872,537**
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2006	$	**1,872,537**

Pacific International Securities (U.S.) Inc.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

March 31, 2006
(U.S. Dollars)

The Board of Directors
Pacific International Securities (U.S.) Inc.
Vancouver, BC

In planning and performing our audit of the financial statements and accompanying information of Pacific International Securities (U.S.) Inc. (the "company"), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1 Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate for the period ended March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada
May 12, 2006

Chartered Accountants